November 2, 2018

Mark McFarland
President and Chief Executive Officer
GenOn Energy, Inc.
1601 Bryan Street, Suite 2200
Dallas, TX 75201

       Re: GenOn Energy, Inc.
           Application for Qualification of Indenture on Form T-3
           Filed October 26, 2018
           File No. 022-29066

Dear Mr. McFarland:

       This is to advise you that we have not reviewed and will not review your application.

        Please refer to Rules 460 and 461 regarding requests for qualification. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Consumer
Products